[LOGO] DBI                                                         PRESS RELEASE
       Digital Biometrics, Inc.

                                                                    DBI Contact:
                                                     Bob Gallagher, 952-932-0888


                              FOR IMMEDIATE RELEASE

            DIGITAL BIOMETRICS ANNOUNCES SPECIAL SHAREHOLDER MEETING
                           TO VOTE ON VISIONICS MERGER

                 COMPANY PROVIDES GUIDANCE FOR FISCAL YEAR 2001

MINNETONKA, MN - DEC. 27, 2000 - Digital Biometrics, Inc. (DBI) (Nasdaq: DBII), the leader in biometric systems engineering and connectivity, announced today that its proxy and registration statement on its proposed merger with Visionics Corporation has been declared effective by the Securities and Exchange Commission (SEC). Proxy statements will be mailed by January 8, 2001 to all shareholders of record as of December 29, 2000. The company has called a special meeting of its shareholders on February 15, 2001 to approve the proposed merger.

John J. Metil, President of Digital Biometrics, commented, "We are delighted that the SEC registration process is complete and we are now able to ask our shareholders to approve the merger. This transaction will create a company at the forefront of the emerging biometrics technology business with industry-leading product and market breadth, particularly in the commercial applications of biometrics. We have an outstanding opportunity to build shareholder value by leveraging Visionics' leadership in facial recognition technology and commercial market penetration with DBI's strengths in engineering, manufacturing, integration and infrastructure. We eagerly anticipate the completion of the merger so that we can move forward together."

Dr. Joseph J. Atick, CEO of Visionics, said, "With the SEC registration behind us, we now have a clearly defined timeline and significant momentum for a speedy completion of the merger. We continue to be delighted by the merger and totally committed to our partnership with DBI. We very much look forward to closing the transaction at the special meeting in February and to working together as one merged company to deliver on the significant opportunities ahead and to maximize shareholder value."

In a separate matter, effective for the first quarter ended December 31, 2000, DBI indicated it will conform its revenue recognition policy to the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101 " Revenue Recognition in Financial Statements" (SAB 101). Historically, the Company has recognized revenue upon shipment of its products to customers. Under SAB 101, some revenue recognition must be deferred until installation, customer acceptance or payment. As previously discussed in the Company's Form 10-K for the year-ended September 30, 2000, the Company will reflect a cumulative effect of change in accounting principle of


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$1.4 million or $.09 per share. This one-time non-cash charge effectively defers previously recognized revenue on approximately $3.9 million of shipments.

On a post-SAB 101 basis, the Company estimates that the first quarter ending December 31, 2000 will show sales between $6.4 and $6.6 million ($4.3 to $4.5 million on a pre-SAB 101 basis) and a loss, excluding non-recurring charges and the cumulative effect of SAB 101, of between $.00 and $.02 per share ($.04 to $.06 on a pre-SAB 101 basis). The Company also noted that it expects record sales for the full fiscal year.

In commenting about DBI's first quarter, Metil said, "As we have remarked many times in the past, DBI has historically experienced market volatility from quarter to quarter. Through our proposed merger, we are taking steps to expand and diversify our targeted markets to moderate that volatility and facilitate strong future quarters. We are focusing on strategic investments, which will broaden our revenue opportunities through expansion of our product offerings, growth of the developer and partner networks and the addition of new target markets. We are confident that these steps will lead to strong growth in revenues and operating earnings in the future."

Robert F. Gallagher, CFO of DBI, elaborated, "We anticipate continued year-over-year revenue growth for the full year of Fiscal 2001. Assuming the merger is approved, we expect year-over-year revenue growth between fifteen and twenty-five percent depending on the timing of orders. From a bottom-line perspective, Fiscal 2001 will be a year of investing in the opportunities the merger provides us so that we can ultimately realize the full value for our shareholders that the merger can give us. We will be investing in areas we are confident will lead to accelerated growth in the future. While this may impact us in the short-term, we expect to return to profitability in Fiscal 2002 on stronger, broader and less volatile revenues."

For the purpose of discussing the special shareholder meeting and providing additional information regarding anticipated Q1 and fiscal year results, DBI will be holding a conference call on December 28, 2000 at 8:00 a.m. CST. The call may be accessed via Webcast on the DBI Web site or by dialing 877-679-9045 in the U.S. or 952-556-2802 internationally. The presentation will be available for seven days via Webcast on the DBI Web site and dial-in at 800-615-3210 in the U.S. or 703-326-3020 internationally, using the passcode 4872119.

ABOUT DIGITAL BIOMETRICS

Digital Biometrics (http://www.digitalbiometrics.com) is the leader in biometric systems engineering and connectivity. The company employs the latest in biometric identification technology and related management systems to enable commercial employers and government agencies to check for criminal records among applicants for employment or permits, and to help law enforcement identify and track criminals. DBI's offerings include computer-based fingerprinting systems, photographic systems, multi-media data storage and communications servers, and the systems integration and software development services required to implement identification management systems for its customers. The company's newest system, the IBIS system for remote


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identification, is the only mobile, hand-held system to capture fingerprint and photo images remotely, returning identification information to the user wirelessly and in real-time.

Filings with the SEC

Digital Biometrics has filed a Registration Statement on Form S-4 with the SEC, and the SEC has declared the Registration Statement effective. The Form S-4 contains a proxy statement/prospectus and other documents. The Form S-4 contains important information about Digital Biometrics, Visionics Corporation, the transaction and related matters. Investors and stockholders should read it carefully, together with the other documents filed with the SEC in connection with the transaction, before they make any decision with respect to the sale or purchase of DBI shares. A copy of the merger is attached to the proxy statement/prospectus included in the Form S-4. The Form S-4 and all other documents filed with the SEC in connection with the transaction are available free of charge at the SEC's web site at www.sec.gov. In addition, the Form S-4 and all other documents filed with the SEC in connection with the transaction will be made available to investors free of charge by calling or writing to DBI.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED ON THE BASIS OF SUCH FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE MADE BASED ON MANAGEMENT'S BELIEFS, AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, MANAGEMENT PURSUANT TO THE "SAFE-HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. AMONG THE MOST SIGNIFICANT RISKS AND UNCERTAINTIES WITH RESPECT TO THE MERGER BETWEEN DIGITAL BIOMETRICS AND VISIONICS ARE OBTAINING REGULATORY AND SHAREHOLDER APPROVAL, FULFILLING THE CONDITIONS SET FORTH IN THE DEFINITIVE MERGER AGREEMENT FOR THE CLOSE OF THE ANTICIPATED TRANSACTION, AND THE TIMING OF THE CLOSING OF THE TRANSACTION.

WITH RESPECT TO DIGITAL BIOMETRICS, ITS BUSINESS RISK FACTORS AS A STAND-ALONE ENTITY INCLUDE THE ABILITY OF THE COMPANY TO MAINTAIN OPERATING PROFITABILITY; TO DEVELOP, INTRODUCE AND BUILD REVENUE AND PROFIT STREAMS BASED ON NEW PRODUCTS AND SERVICES IN EXISTING AND EMERGING MARKETS; TO EXECUTE ON CUSTOMER DELIVERY AND INSTALLATION SCHEDULES AND TO ADJUST TO CHANGES IN THESE SCHEDULES REQUIRED BY CUSTOMERS; TO MAINTAIN ADEQUATE LIQUIDITY AND WORKING CAPITAL RESOURCES; AND TO MANAGE THE CONCENTRATION OF ACCOUNTS RECEIVABLE AND OTHER CREDIT RISKS ASSOCIATED WITH SELLING PRODUCTS AND SERVICES TO GOVERNMENTAL ENTITIES AND OTHER LARGE CUSTOMERS.

FOR A MORE COMPLETE DESCRIPTION OF THESE AND OTHER RISK FACTORS THAT MAY AFFECT THE FUTURE PERFORMANCE OF DIGITAL BIOMETRICS ON A STAND-ALONE BASIS, SEE "RISK FACTORS" IN THE FORM S-4 AND UNDER ITEM 7 OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000.


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                             CONFERENCE CALL REMARKS

                                DECEMBER 28, 2000


[SUE REYNOLDS OPENS CALL AND READS FORWARD LOOKING COMMENTS AND RULE 10-B-5 DISCLAIMERS]

Thank you and welcome.

Before we proceed, we need to go through the Company's safe harbor statement.

The discussions today may contain forward-looking statements within the meaning of US securities laws. These include statements regarding intent, belief or current expectations of the Company and its management and are made in reliance upon the "safe harbor" provisions of the Securities Litigation Reform Act of 1995. Please note that any such forward-looking statements involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements or which may be projected on the basis of such forward-looking statements.

Among the most significant of these risks and uncertainties are the ability of the company to maintain operating profitability; to develop, introduce and build revenue and profit streams based on new products and services in the existing and emerging markets; to execute on customer delivery and installation schedules and to adjust to changes in these schedules required by customers; to maintain adequate liquidity and working capital resources; and to manage the concentration of accounts receivable and other credit risks associated with selling products and services to governmental entities and other large customers. For a more complete description of these and other risk factors which may affect the company's future performance, see "Risk Factors" in the Form S-4 and under Item 7 of the company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

Let me now turn the call over to John Metil, DBI's President.

[JOHN METIL'S COMMENTS]

Thank you, Sue.

Welcome to the Digital Biometrics conference call. With us today and speaking later on the call are Bob Gallagher, DBI's Chief Financial Officer, and Dr. Joseph Atick, the CEO of Visionics.

We are very pleased to announce today that DBI's S-4 Registration Statement and proxy on our proposed merger with Visionics was declared effective yesterday by the SEC. We are all very excited about the merger and are very pleased that the registration process has gone so quickly. There are no substantive changes from the preliminary to the final


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proxy. We are now able to begin the process of asking our shareholders to vote on the merger. All shareholders of record as of December 29, 2000 will be receiving proxy statements and are entitled to vote. Proxy statements will be mailed on or before January 8, 2001 to shareholders or, if shares are held in a brokerage's name then, to the broker for delivery to the shareholder. We encourage our shareholders to carefully review the proxy and to vote as soon as you can. Management and the Board of Digital Biometrics strongly support the merger and recommend that you vote "FOR" the merger proposals.

We have scheduled a special meeting of the shareholders of Digital Biometrics for February 15, 2001 at 2:00 p.m. at the Lutheran Brotherhood building in downtown Minneapolis. At this meeting, votes on the merger will be tallied. We welcome all shareholders to personally attend this meeting. But whether you attend or not, your vote is very important. Please make sure you participate in this process of shareholder democracy by voting in person or by proxy through the phone, Internet or mail voting procedures described in the proxy materials.

In a few weeks, with shareholder approval of the merger, the financial profile of the merged company will change dramatically. Because we will use pooling-of-interests accounting, the financial history of the merged company will no longer look like the familiar DBI financial history.

And now that the SEC has declared our registration statement effective, we are in a position to offer you some guidance on the anticipated results of DBI's first quarter, which we are providing on a standalone basis, and for Fiscal 2001, which we are providing on a merged basis. For this discussion, I would like to turn the mike over to Bob Gallagher, our Chief Financial Officer. After Bob's remarks, I will return with some comments on the merger, and we will conclude with a few remarks from Dr. Atick. After Dr. Atick's comments we will all be happy to answer any questions.

BOB . . .

[BOB GALLAGHER'S COMMENTS]

Thank You John and Happy Holidays to all of you who have joined us today. Before I go through our estimates, I think its important I give a brief explanation of the Securities and Exchange Commission Staff Accounting Bulletin 101 entitled, "Revenue Recognition in Financial Statements". It's commonly referred to as SAB101. In December 1999, the SEC issued SAB101 because of a divergence of revenue recognition policies used by various companies. Some companies were recognizing revenue when it was shipped to an intermediary such as a systems integrator, some upon installation and many, like DBI, generally upon shipment and passage of title. The SEC also found divergent practices when contracts had multiple elements including both products and services and divergence when a contract allowed for possible returns and/or refunds. SAB101 was the SEC's way of trying to create a more standardized method of recognizing revenue. Originally, SAB101 was to be effective last year, but people raised several issues on implementation and so the SEC delayed its effective date. In October 2000, the SEC


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issued a 25 page "Frequently Asked Question and Answers" Bulletin to help with the implementation of SAB101. It now has an effective date of not later than the fourth quarter of fiscal years beginning December 15, 1999. For us this means we are required to implement it by the fourth quarter of our Fiscal 2001. We have chosen to implement it in the first quarter so that we could have a consistent revenue recognition policy throughout the fiscal year. I am sure you will be hearing more about this from other companies on conference calls in the future.

As required by SAB101, we have deferred revenue on shipments where we are also installing the equipment into the customer's facility. Since DBI does its own installation rather than rely on others, SAB101 basically says we should not separate the delivery and installation process in determining when to recognize revenue. The effect of SAB101 means we go back to September 30th, determine what systems we would have deferred the revenue recognition on under SAB101, essentially defer the recognition as of September 30, and recognize the P&L impact of this reversal as a one time charge. This impact will be shown as a single line item on the first quarter financial statements. It will be shown on the income statement below the traditional net income line labeled as a "cumulative effect of a change in accounting policy". This will be a onetime $.09, non-cash charge. From now on, we will recognize all revenue going forward under SAB101. Since SAB101 is new, in presenting our first quarter guidance, we have shown it both under our traditional method and under SAB101.

As discussed in the release, on a post-SAB101 basis, the Company estimates that the first quarter ending December 31, 2000 will show sales between $6.4 and $6.6 million. This would have been $4.3 to $4.5 million on a pre-SAB101 basis. Excluding non-recurring merger related charges, and the cumulative effect of SAB101, we expect to have earnings of between $.00 and negative $.02 per share. This would have been a loss of between $.04 and $.06 per share on a pre-SAB101 basis.

In looking at the full fiscal year, we anticipate continued year-over-year revenue growth. Assuming the merger is approved, we expect year-over-year revenue growth between fifteen and twenty-five percent depending on the timing of orders. We are, and will continue, to experience market volatility from quarter to quarter. Today, this volatility is inherent in our businesses.

From a bottom-line perspective, Fiscal 2001 will be a year of investing in the opportunities the merger provides us so that we can ultimately realize the full value for our shareholders that the merger can give us. We will be investing in areas we are confident will lead to accelerated growth in the future. These include:
* Development of a biometric network appliance;
* Expansion of the Visionics partner network;
* Increasing the FaceIt(R) brand recognition;
* Continued development of IBIS; and
* Building a greater international presence.


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While this may impact us in the short-term, we expect to return to profitability in Fiscal 2002 on stronger, broader, and less volatile revenues. I am excited about our future.

Now I will turn it back over to John Metil for additional comments.

[JOHN METIL'S COMMENTS]

Thank you, Bob.

I would like to conclude my remarks with a few comments about how enthusiastic we all are about this merger. We are combining two strong businesses which lead their markets for facial recognition and forensic fingerprinting. We are combining two strong management teams and employee groups with complementary skills and, based on our working relationships in putting this merger together and planning our future, we think the chemistry between these two groups is excellent. In this merger, we believe that the whole will be greater than the sum of the parts. The FaceIt facial recognition engine is already far and away the leader of its industry and by encapsulating this engine in hardware in a biometric network appliance we think we can extend our lead. Our IBIS biometric identification system is leading-edge in its incorporation of wireless technology, database integration and real-time response, and we think that looking at the RDT device as a biometric network appliance will only make it better. Our live-scan business, while volatile from quarter to quarter, leads its markets in connectivity and satisfaction of customer information requirements.

From the DBI perspective, this merger greatly expands our presence in commercial biometrics, the sector of the market which we expect will have the greatest upside potential. We will have the broadest array of vertical markets addressed by any biometrics company, with the single best distribution network of partners and direct sales of any biometrics company. This transaction leverages DBI's technical and operating skills as well as our business infrastructure into exciting new products and markets, just as we have sought to do. After an initial period of investment lasting into Fiscal 2002, we expect this merger to accelerate our growth, reduce our volatility and improve the predictability of our combined revenues and earnings.

Let me close with one more observation. Many of you are aware of the provision in the merger agreement which gives either party the right to walk away if the DBI stock price averages less than $4.00 for the twenty days prior to the close of the deal. I would like it clear that neither party wants to walk away. We are as excited about this merger as we were on the day we announced the deal, and we look forward to closing it. We believe we have a wonderful opportunity to lead the biometrics industry and thereby deliver substantial growth in shareholder value to you. We look forward to doing just that.

Let me now turn the mike over to Dr. Joseph Atick of Visionics for his comments.

[DR. JOSEPH ATICK'S COMMENTS]

Thank you John. Good morning and happy holidays everyone....


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I would like to take this opportunity to express Visionics' excitement about today's announcement and to register our continued support for the deal.

With the SEC review process behind us, we now have a clearly defined timeline and significant momentum for a speedy completion of the merger and that is great news. The sooner we close, the sooner we can operate as a unified company and the sooner we can begin to deliver on the significant potential that motivated the merger and brought us together in the first place.

The business fundamentals underlying our merger continue to be sound and well founded and if anything our conviction in their validity has deepened. We continue to believe that the merger of Visionics with DBI will enable us to unleash the full potential of our biometric technology platform into a broad range of valuable applications that include commercial and consumer ones.

Therefore, it should be no surprise, that Visionics continues to be enthusiastic and committed to the deal despite the recent drop in the DBI stock price. We believe the drop in price is part of the overall unfavorable market conditions right now and is not a reflection of how the investment community views our merger.

I look forward to shareholders' approval on February 15 and to working with the superb team brought together by this merger, to realize the full potential of this business and to maximize shareholder value in my capacity as the CEO of the merged entity.

Thank you.

[JOHN METIL'S COMMENTS]

Thank you, Joseph. We would be happy at this time to answer any questions.


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